April 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                   Courtney Haseley, Attorney-Advisor

Fortis Inc.
Registration Statement on Form F-4
Filed on March 17, 2016
File No. 333-210261

Dear Ms. Haseley:

On behalf of our client, Fortis Inc., a company organized under the laws of Newfoundland and Labrador, Canada (the “Company”), we note that the Company has filed Amendment No. 1 to the above-referenced registration statement on Form F-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 13, 2016 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Proxy Statement of ITC Holdings Corp. Prospectus of Fortis Inc.

Letter to Shareholders

1.                                      You state that “[f]ollowing the merger, Fortis will be one of the top 15 North American public utilities ranked by enterprise value.” Please provide a basis for the foregoing statement. Refer to Item 14(a) of Form F-4 and Item 4.B.7 of Form 20-F.

Response:

The Company respectfully advises the Staff that public utilities in North America, including the Company and ITC Holdings Corp. (“ITC”), are analyzed and ranked in terms of enterprise value by S&P Capital IQ. The following enterprise values of the 20 largest North American public utilities, measured in millions of Canadian dollars, were sourced from S&P Capital IQ as of market close on February 8, 2016:

1.              Duke Energy Corporation (NYSE: DUK) - $133,557

2.              NextEra Energy, Inc. (NYSE: NEE) - $114,594

3.              Southern Company (NYSE: SO) - $100,315

4.              Dominion Resources, Inc. (NYSE: D) - $96,636

5.              American Electric Power Co., Inc. (NYSE: AEP) - $70,508

6.              PG&E Corporation (NYSE: PCG) - $61,505

7.              PPL Corporation (NYSE: PPL) - $60,451

8.              Sempra Energy (NYSE: SRE) - $53,600

9.              FirstEnergy Corp. (NYSE: FE) - $50,353

10.       Edison International (NYSE: EIX) - $48,490

11.       Consolidated Edison, Inc. (NYSE: ED) - $48,476

12.       Xcel Energy, Inc. (NYSE: XEL) - $45,594

13.       WEC Energy Group, Inc. (NYSE: WEC) - $39,711

14.       Eversource Energy (NYSE: ES) - $37,832

15.       Entergy Corporation (NYSE: ETR) - $36,314

16.       DTE Energy Company (NYSE: DTE) - $34,751

17.       CMS Energy Corp. (NYSE: CMS) - $28,321

18.       Ameren Corporation (NYSE: AEE) - $25,685

19.       Fortis Inc. (TSE: FTS) - $25,908

20.       SCANA Corp. (NYSE: SCG) - $21,946

As of February 8, 2016, the estimated pro forma enterprise value of the Company following the completion of the merger, in millions of Canadian dollars, was $41,915, which would have caused the Company to be ranked number 13 and among the top 15 North American public utilities ranked by enterprise value.

The Company further notes that S&P Capital IQ calculates enterprise value based on the below structure:

Total Enterprise Value =

(+) Market Capitalization

(+) Total debt, as shown on balance sheet

(+) Total minority interest, as shown on balance sheet

(+) Total preferred equity, as shown on balance sheet

(-) Cash and cash equivalents, as shown on balance sheet

All items listed in the above calculation (excluding market capitalization) are based on the most recent available balance sheet information for each company. Market capitalization is based on the most recent closing share price and basic shares outstanding publicly available.

Risk Factors

Risks Relating to the Merger

“ITC Midwest’s election to opt out of federal bonus depreciation has been challenged,” page 21

2.                                      We note your disclosure that election of bonus depreciation “would negatively affect ITC’s revenues and net income.” In order to provide shareholders with an understanding of the possible quantitative impact of these known uncertainties on ITC’s results of operations, please disclose the amount of potential exposure if ITC is required to use federal bonus tax depreciation for the calculation of its federal income tax expense.

Response:

The Company has revised the disclosure on pages 22 and 23 in response to the Staff’s comment.

Background of the Merger, page 52

3.                                      Please enhance your discussion of the kinds of strategic alternatives ITC considered apart from a sale of the company. If there was a point at which ITC determined to focus only on a sale of the company, please disclose such fact and describe the basis for that decision.

Response:

The Company has revised the disclosure on pages 54 and 55 in response to the Staff’s comment. Additionally, the Company respectfully refers the Staff to the first paragraph on page 54, which notes that throughout the process, ITC’s board of directors and management, together with their legal and financial advisors, reviewed and evaluated various opportunities and alternatives, including remaining as a stand-alone entity, potential acquisitions of other companies, share repurchases, corporate structural alternatives, business combinations and other strategic transactions.

In addition, ITC has advised the Company that at no time during the process did ITC’s board of directors focus only on a sale of the company. During the time in which the ITC board of directors considered the sale of ITC, ITC continued to consider the other strategic alternatives available to ITC in comparison to a sale of ITC until it finally approved the merger agreement on February 8, 2016.

4.                                      We note your disclosure on page 56 that “26 potentially interested parties contacted representatives of Barclays and Morgan Stanley” following ITC’s November 30, 2015 public announcement that it was conducting a review of potential strategic alternatives. Other than Party E and Party F, please explain the extent to which those other parties were engaged by ITC or its representatives to further explore such parties’ interests in a potential strategic transaction with ITC.

Response:

The Company has revised the disclosure on page 58 in response to the Staff’s comment.

5.                                      We note that on both November 12, 2015 and January 11, 2016, Fortis submitted proposals to acquire ITC in an all-cash transaction; however, Fortis later withdrew the all-cash proposal, citing “an unexpected unfavorable report from a national debt rating agency service with respect to the proposed transaction structure.” Thereafter, Fortis submitted a proposal to acquire ITC for a mix of cash and stock. Please enhance your disclosure to discuss how Fortis arrived at its proposed allocation of cash and stock and discuss any considerations by ITC related to the same. In this regard we note that during the week of January 18, representatives for ITC requested that Fortis increase the value of the cash portion of its consideration.

Response:

The Company has revised the disclosure on pages 61 and 62 in response to the Staff’s comment.

Fortis’ Reasons for the Merger, page 64

6.                                      Please revise your disclosure here or elsewhere in the registration statement, as appropriate, to further describe and, wherever possible, quantify the expected benefits and risks of the combined company, including, for example, the cost of becoming a US public reporting company and any anticipated synergies or cost savings of the combined company.

Response:

The Company has revised the disclosure on pages 67 and 68 in response to the Staff’s comment.

Opinion of Lazard

Miscellaneous, page 82

7.                                      We note that, in addition to the payment of US$2.5 million for financial advisory services by Lazard, the ITC board of directors may, in its discretion, pay Lazard an additional fee of up to US$2 million. Please enhance your disclosure to discuss whether the ITC board has determined to exercise such discretion, in whole or in part, or under what circumstances it may determine to do so.

Response:

The Company has revised the disclosure on page 84 in response to the Staff’s comment.

Opinion of Morgan Stanley

General, page 100

8.                                      We note that from February 2014 through February 8, 2016, Morgan Stanley and its affiliates have “provided financial advisory and financing services to Fortis.” Please expand your disclosure to describe the nature of such services offered to Fortis.

Response:

The Company has revised the disclosure on page 105 in response to the Staff’s comment.

Certain Financial Projections Unaudited by the ITC Board and ITC’s Financial Advisors, page 103

9.                                      We note your disclosure on page 106 that neither ITC nor Fortis intends to update these projections to reflect the occurrence of any events or changes, even if the underlying assumptions are shown to be in error. Please confirm your understanding that if the publicly available financial projections of ITC and Fortis no longer reflect managements’ view of future performance, you should so state and an explanation should be provided as to why the projections are no longer valid.

Response:

The Company confirms its understanding that it will, to the extent required by federal securities laws, revise and update the disclosure or provide an explanation as to why the projections are no longer valid in the event that the publicly available financial projections of ITC and Fortis are no longer consistent with management’s view of future performance in all material respects.

Financing for the Merger, page 116

10.                               Here, or elsewhere in your registration statement, please describe any likely materially adverse impacts on Fortis, including its credit ratings and future liquidity and cash flow, if the proposed prospective offerings and sale of a minority investment in ITC are not realized or fail to yield proceeds sufficient to fund the full cash consideration portion of the merger. Consider the impacts on Fortis if it is required to draw down on the Merger Credit Facilities. In this regard, we note Fortis’ concern, as expressed by the CFO in the company’s February 9, 2016 conference call, with structuring the overall merger financing arrangements to maintain its investment-grade credit ratings, as well as the risk factor on page 20 entitled “The merger may result in a downgrade of Fortis’ credit ratings.”

Response:

The Company has revised the disclosure on pages 20, 21, 119 and 120 in response to the Staff’s comment.

11.                               Here, and elsewhere in your registration statement as appropriate, please clarify, if true, that the minority investment will involve the private placement by ITC of newly issued shares of common stock of ITC. In addition, in appropriate places, including the Risk Factors section, please address the dilution to be experienced by ITC shareholders in the event the minority investment is completed, the dilution to be experienced as a result of the prospective offerings, and the potential for Fortis shareholders to experience dilution in the event the minority investment is not completed and, as a result, Fortis issues common shares to finance part of the merger.

Response:

The Company respectfully advises the Staff that the minority investment will not involve the private placement of newly issued shares of common stock of ITC and therefore ITC shareholders will not experience dilution as a result of the completion of the minority investment. However, if the minority investment is not completed, and as a result Fortis issues common shares to finance part of the merger, Fortis shareholders may experience dilution and the interest of the shareholders of ITC in Fortis following the merger will also be diluted. The Company has revised the disclosure on pages 20, 21, 119 and 120 in response to the Staff’s comment.

12.                               To the extent that Fortis reaches a binding agreement with one or more minority investors prior to the effective date of the registration statement, please disclose the material terms of such investment.

Response:

The Company respectfully advises the Staff that on April 20, 2016, the Company, FortisUS Inc., ITC Investment Holdings Inc. and Element Acquisition Sub Inc. entered into a subscription agreement with Finn Investment Pte Ltd. (the “minority investor”), an affiliate of GIC Pte Ltd., providing for the minority investment by the minority investor in ITC Investment Holdings Inc., the sole shareholder of Element Acquisition Sub Inc. The Company has revised the disclosure on pages 20, 21, 119 and 120 to disclose the material terms of such investment.

Litigation Relating to the Merger, page 121

13.                               Please provide any material updates regarding the pending class action suits that are challenging the merger.

Response:

The Company has revised the disclosure on pages 14, 26, 27 and 125 in response to the Staff’s comment.

The Merger Agreement, page 138

14.                               We note your disclosure that the representations and warranties made in the merger agreement “may not be accurate or complete as of any specified date.” Please note that notwithstanding the foregoing disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure.

Response:

The Company has revised the disclosure on page 142 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Information

(b) Preliminary allocation of estimate purchase price, page 175

15.                               Please tell us in detail what you mean by your disclosure that long-term debt is held outside of regulated operations. If your regulated rates of return do not consider your debt to equity capital structure please advise. Notwithstanding the preceding, tell us why you did not recognize a regulated offset to the fair value adjustment recorded in the purchase accounting. We may have further comments.

Response:

The Company respectfully advises the Staff that the referenced disclosure is with respect to debt that is held at the parent company level (by ITC Holdings Corp.) rather than by ITC’s regulated subsidiaries. As disclosed on page 72 of ITC’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into the Registration Statement, such debt totaled US$2.3 billion as of December 31, 2015. The regulated rates of return for ITC’s regulated subsidiaries consider only debt held by such subsidiaries. They do not consider the noted parent company debt. The fair value adjustment for long-term debt is with respect to only the noted parent company debt. There is no regulatory offset recorded because the debt is held outside of regulated operations and consequently does not form part of the ratemaking process. The Company has revised the disclosure on page 179 in response to the Staff’s comment.

16.                               We note you will allocate a significant amount of the consideration to goodwill in the estimated purchase price allocation. Please tell us your consideration of providing a qualitative description of the factors that will make up the goodwill recognized. Also, please explain to us how you evaluated the acquisition for the existence of other intangible assets in accordance with ASC 805-20-55.

Response:

The Company respectfully advises the Staff that in order to determine whether there were any identifiable intangible assets arising in connection with the transaction, the Company considered the guidance in ASC 805, including the list of such assets provided in ASC 805-20-55. The following were identified as significant intangible assets:

•                  customer base and strong customer service;

•                  assembled work force and strong labor relations;

•                  credit ratings and access to capital markets;

•                  strong relationships with regulators and other governmental bodies;

•                  presence in strong geographic markets; and

•                  franchise/license rights (in particular, as incumbent with right to provide regulated service).

ITC has advised the Company that ITC determined these intangible assets not to be separately identifiable because they are inextricably linked to the provision of regulated utility service. The Company has revised the disclosure on page 180 to describe the factors that will make up the goodwill recognized in response to the Staff’s comment.

(c) Senior Unsecured long-term debt, page 175

17.                               Please provide us with your calculation of $193 million incremental finance charges for the year ended December 31, 2015.

Response:

The Company respectfully advises the Staff that the calculation of the incremental finance charges was as follows:

US$3,657 million multiplied by 4.12% multiplied by the average Canadian dollar/US dollar exchange rate of C$1.2788=US$1.00 equals $193 million.

18.                               Please revise your disclosure to clarify the basis for the estimated interest rate of 4.12%.

Response:

The Company has revised the disclosure on page 181 to disclose the basis for the estimated interest rate of 4.12% in response to the Staff’s comment.

Unaudited Comparative per Share Data, page 179

19.                               Please tell us why your $1.40 historical dividend per common share differs from the amounts stated in your financial statements of $1.43 per share.

Response:

The Company respectfully advises the Staff that the historical dividend per common share of $1.40 represents dividends paid, while $1.43, as noted in the financial statements, represents dividends declared. The Company has revised the disclosure on page 183 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fortis

Overview, page 183

20.                               Please enhance this section to provide a more detailed discussion of how the ITC merger is expected to impact your prospective financial condition and operating performance. To the extent possible, this discussion should include the expected impact of the merger on Fortis’ regulated electric and gas utilities operations in the United States and any material and known operational risks, costs

(attributable to the transaction, your public company obligations or otherwise), synergies, changes to your business, including how the merger is expected to contribute to your growth strategy, and any other specific challenges. Refer to Item 14.(g)(1) of Form F-4 and Item 5.D of Form 20-F.

Response:

The Company has revised the disclosure on pages 187 and 188 in response to the Staff’s comment.

Factors Affecting the Results of Operations of Fortis, page 183

21.                               We note your disclosure regarding material regulatory decisions. Since it appears that these are important matters on which your executives focus in evaluating your financial condition and operating performance, please revise your disclosure to clarify how the rate applications, cost of capital proceedings and related cost recovery matters are expected to impact your results of operations and how you expect to manage the uncertainty of the associated risks. Finally, please address any anticipated rate changes and provide appropriate disclosure regarding your current state and federal price controls and rate plans and related metrics, as well as any other key performance indicators used by the company to measure operating performance.

Response:

The Company has revised the disclosure on pages 188-190 and 237 in response to the Staff’s comment.

Non-GAAP Financial Measures, page 186

22.                               It appears you have adjusted a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please advise or revise. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has further reviewed the requirements of Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures in Commission filings. The Company has adjusted for non-recurring and non-operating items, as defined in Item 10(e)(1)(ii)(B) of Regulation S-K, as well as other items that management believes help investors evaluate results of operations. The other items may recur in varying magnitude and frequency. In accordance with Item 10(e)(1)(i)(C) of Regulation S-K, the Company has revised the disclosure on pages 191 and 192 in response to the Staff’s comment to clarify that not all of these adjusting items are non-recurring and has included statements disclosing why management believes the adjusting items provide useful information to investors regarding the results of operations. Further, the current presentation of these non-GAAP financial measures is consistent with the Company’s public filings in Canada.

Additional Information About Fortis

Business, page 217

23.                               Please revise your discussion of the company’s business to more fully contemplate incorporation of the ITC business upon giving effect to the merger and address the impacts of the merger on the company’s business, including its strategic goals, perceived business strengths, anticipated capital expenditures, customers and competition.

Response:

The Company has revised the disclosure on pages 222, 229 and 230 in response to the Staff’s comment.

Material Regulatory Decisions, page 231

24.                               We note your disclosure pertaining to significant regulatory decisions and applications for Fortis’ regulated utilities for 2015. Please advise what consideration you gave to enhancing your disclosure by providing a concise summary, possibly in tabular format, of your current price controls and rate plans to address material metrics such as rate base, allowed return on equity, achieved return, and whether additional material plan features are in place (such as capital trackers), with a view to enabling investors to more readily evaluate how your existing rate plans and anticipated changes to those plans could affect results of operations, or tell us why you do not think such disclosure would be appropriate or necessary.

Response:

The Company has revised the disclosure on pages 237 and 241 in response to the Staff’s comment.

Comparison of Rights of Fortis and ITC Shareholders

Certain Differences Between the Rights of Shareholders of Fortis and Shareholders of ITC, page 282

25.                               Under “Voting Rights,” please revise to disclose the vote required by Fortis shareholders to approve routine matters.

Response:

The Company has revised the disclosure on page 289 in response to the Staff’s comment.

Fortis Inc. Notes to Consolidated Financial Statements

Note 18. Common Shares

Convertible Debentures, page F-54

26.                               Please tell us your consideration of the guidance in ASC 470-20 related to your convertible debentures. Please ensure your response addresses the sections of the guidance related to beneficial conversion features. Refer to ASC 470-20-25-4-7.

Response:

The Company acknowledges the Staff’s comment and has further reviewed the requirements of ASC 470-20, Debt with Conversion and Other Options (“ASC 470”), related to the convertible debentures issued in January 2014. ASC 470-20-25-4 includes within its scope “instruments with conversion features that are not beneficial at the commitment date but that become beneficial upon the occurrence of a future event, such as an initial public offering.” ASC 470-20-30-4-6 provides guidance on measuring intrinsic value that applies to both the determination of whether an embedded conversion feature is beneficial and the allocation of proceeds. The Company concluded that the convertible debentures were convertible securities with conversion features that give the issuer a choice of settling the obligation in either stock or cash. The Company proceeded to assess whether the conversion feature was beneficial and to determine the intrinsic value of the feature by applying ASC 470-20-30-4-6. Since the conversion feature was contingent on the closing of the acquisition of UNS Energy, which was subject to various approvals, in accordance with ASC 470-20-25-6, the Company measured it using the commitment date stock price. The commitment date according to ASC 470-20-30-10 is the date when an agreement has been reached that meets the definition of a firm commitment, which was concluded by the Company to be January 9, 2014, the earlier of the date of the firm commitment and subjective provisions for approval and closing of the acquisition of UNS Energy. On January 9, 2014, the high of the Company’s stock price of $30.62 was lower than the $30.72 conversion price of the convertible debentures. Following guidance within ASC 470-20-30-6, the Company concluded that the conversion feature did not have intrinsic value and, as a result, no amount of proceeds needed to be allocated to the feature.

Note 19. Earnings per Common Share, page F-55

27.                               Please tell us if your deferred share units, performance share units and restricted share units represent participating securities. Refer to ASC 260-10-45-61. If so, tell us why you have not applied the two-class method in presenting earnings per common share. Refer to ASC 260-10-45-59A—70.

Response:

The Company acknowledges the Staff’s comment and has further reviewed the requirements of ASC 260, Earnings Per Share (“ASC 260”). The Company’s performance share units and restricted share units participate in dividend equivalents, however, these securities and the associated dividend equivalents are subject to vesting over a three-year period, as disclosed in Note 23 on pages F-63 and F-64, and do not provide for non-forfeiture rights to dividends as outlined in ASC 260-10-45-61A, and as such are considered non-participating securities. The Company’s deferred share units participate in dividend equivalents and these securities are fully vested at the time of grant, and as such are considered to be participating securities. The Company has added disclosure to Note 19 on page F-55 to clarify that the deferred share units are fully vested at the date of grant.

The Company has further considered the requirements of ASC 260-10-45-59A-70 for the two-class method in presenting earnings per common share. The Company agrees that the two-class method in presenting earnings per common share is applicable to the common shares and deferred share units. However, since the number of deferred share units is less than 0.2 million, such number is not material relative to the number of common shares of the Company, which total almost 281.6 million as at December 31, 2015, and would not change the rounding of basic or diluted earnings per common share, the Company has not presented the two-class method of earnings per common share in Note 19 on page F-55. The Company will include deferred share units in the number of weighted average common shares outstanding in its calculations of basic earnings per common share in future filings with the Commission and will further consider presenting the two-class method of earnings per common share if the deferred share units change earnings per common share by a material amount. In response to the Staff’s comment, the Company has added additional disclosure in Note 19 on page F-55 to indicate that the deferred share units are participating securities in common share dividends of the Company.

Note 20. Preference Shares, page F-56

28.                               Please tell us your consideration of disclosing the information in ASC 505-10-50-4 and 5 related to your preference shares.

Response:

The Company acknowledges the Staff’s comment and has further considered the disclosure requirements of ASC 505-10-50-4 and 5 related to preference shares. In consideration of the requirements of ASC 505-10-50-4, the Company’s preference shares do not have preferences in involuntary liquidation in excess of the par or stated value of the shares and, as such, the Company has determined that no disclosures are required. In response to the Staff’s comment, the Company has disclosed the liquidation preferences in Note 20 on page F-58. The Company also reviewed the disclosure requirements of ASC 505-10-50-5 related to preference shares. The Company has added additional disclosures in Note 20 on pages F-57 and F-58 detailing the per share amounts at which preference shares may be called or redeemed in response to the Staff’s comment. The Company confirms to the Staff that there are no preference share dividends in arrears and, as such, the Company has determined that no disclosures are required as set out in ASC 505-10-50-5(b).

Note 24 Other Income (Expense), Net, page F-64

29.                               Please tell us your basis for recordings gains on the sale of commercial real estate and hotel assets and non-regulated generation assets outside of operating income. Refer to ASC 360-10-45-5.

Response:

The Company acknowledges the Staff’s comment and has further reviewed the requirements of ASC 360-10-45-5, which states “a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” As this guidance does not specifically address the sale of a business, the Company recognizes that there is diversity in practice regarding the classification of gains and losses on the sale of businesses. As disclosed in Notes 24 and 28 on pages F-65 and F-75, respectively, the Company sold (i) commercial real estate and hotel assets conducted through Fortis Properties Corporation in June and October 2015, and (ii) its non-regulated generation assets in Upstate New York and Ontario in June and July 2015 conducted through FortisUS Energy Corporation and the Fortis Generation East Limited Partnership, respectively. Each of these transactions represents the sale of businesses, as there were no operating assets or liabilities remaining upon completion of the sales. The Company recorded a net gain on the sales of these businesses of approximately $165 million.

Each of these disposals represents sales of non-core assets, as the Company is primarily engaged in utility operations. Given the nature and size of these transactions, which the Company considers to be outside the course of its core utility operations, the Company determined that the net gain from these transactions is non-operating, and including it in the computation of “Operating income” would significantly distort comparisons of utility operating income with previous and future periods. Therefore, the Company included the gains as part of “Other income (expenses), net” on the income statement, and separately presented the gains in Note 24 on page F-65 along with clear disclosure of the nature of the transactions in Note 28 on page F-75. For these reasons, the Company believes that its presentation of these items as “Other income (expenses), net” is appropriate.

30.                               Please tell us your basis in GAAP for recognizing acquisition related expenses and acquisition related customer and community benefits outside of operating income.

Response:

The Company respectfully advises the Staff that it has considered various guidance under U.S. GAAP in recognizing acquisition-related expenses and acquisition-related customer and community benefits outside of operating income. In accordance with ASC 805-10-25-23 (“ASC 805”), the Company expenses all acquisition-related expenses, however, the requirements of ASC 805 do not specify how these acquisition-related expenses should be classified on the Statement of Earnings. Acquisition-related customer and community benefits are considered by the Company to be expenses directly associated with acquisitions, as these benefits were agreed to by the Company in order to obtain regulatory approval for the utility acquisitions. The Company’s core business is utility operations and acquisition-related expenses are not considered by the Company to be operating and, as such, are included in “Other income (expenses), net” on the income statement. The Company believes that recognizing acquisition-related expenses outside of operating income provides investors more transparent results of core utility operations, without the impact of periodic acquisition-related expenses. Since the acquisition-related expenses are material to the Company, the amounts are separately presented in Note 24 on page F-65, along with additional disclosure regarding the acquisitions in Note 29 on page F-76 and in Note 35 on page F-94.

Note 29. Business Acquisitions, Page F-75

31.                               Please tell us the nature of the US$29 million deposit related to the acquisition of the Aitken Creek Storage Facility and your consideration of the guidance in ASC 805-10-25-23.

Response:

The Company respectfully advises the Staff that the US$29 million deposit related to the acquisition of the Aitken Creek Gas Storage Facility represented a payment amount equal to 10% of the share purchase price plus the working gas purchase price, which was due on execution of the share sale and purchase agreement in December 2015. In accordance with the share sale and purchase agreement, the deposit was applied to the Company’s obligations to pay the total purchase price of US$266 million plus the working gas purchase price on closing of the acquisition in April 2016. The Company did not consider the guidance in ASC 805-10-25-23, Acquisition-Related Costs, to be applicable to the deposit since the deposit ultimately represented a payment of a portion of the overall purchase price and was not an acquisition-related cost as defined in ASC 805-10-25-23. In response to the Staff’s comment, the Company has added additional disclosure in Note 29 on page F-76 clarifying that the deposit represented a portion of the purchase consideration.

Note 34. Contingencies, page F-89

32.                               We note your disclosure in the first paragraph that the amount of liability, if any, from these actions would not have a material adverse effect on your financial position and results of operations. Please also disclose whether or not you believe that the amount of liability, if any, from the actions will have a material adverse effect on your cash flows.

Response:

The Company respectfully advises the Staff that it does not believe that the amount of liability, if any, from the legal actions will have a material adverse effect on the Company’s cash flows. The Company has revised the disclosure on page F-90 in response to the Staff’s comment.

33.                               We note your disclosure on pages 13, 25 and 121 regarding litigation related to the merger. Please tell us your consideration of ASC 450 with regard to providing disclosure regarding these actions in the notes to your financial statements.

Response:

The Company respectfully advises the Staff that it has evaluated the pending legal matters in accordance with the requirements of ASC 450-20-50-3, Unrecognized Contingencies (“ASC 450”). Under ASC 450, the Company is required to disclose a contingency in the notes to financial statements if there is a reasonable possibility that a material loss or additional material loss may have been incurred and either (i) an accrual for a loss contingency has not been made or (ii) an exposure exists in excess of the amount accrued.

After discussions with the Company’s external legal counsel, the Company considered various factors relating to the pending legal matters and determined that (i) due to the uncertainties inherent in the litigation, the likelihood of material loss is remote; and (ii) the litigation is too preliminary to make an estimate of the potential amount of the contingencies. Accordingly, the Company determined that no disclosure is required in the notes to the financial statements under ASC 450 regarding the pending litigation related to the merger.

Annex A. Merger Agreement

34.                               Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

Response:

In response to the Staff’s comment, a list of the omitted schedules has been included on page A-94 of the Agreement and Plan of Merger attached as Annex A to the proxy statement/prospectus. An agreement to furnish the Staff with a copy of any such omitted schedules upon request is also included in the exhibit index to the Registration Statement.

Exhibit 99.1

35.                               Please revise to mark your form of proxy card as “preliminary.” Refer to Exchange Act Rule 14a-6(e)(1).

Response:

The Company has revised Exhibit 99.1 in response to the Staff’s comment.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:                                Barry V. Perry, President and Chief Executive Officer and Director, Fortis Inc.

Karl W. Smith, Executive Vice President and Chief Financial Officer, Fortis Inc.

David C. Bennett, Vice President, Chief Legal Officer and Corporate Secretary, Fortis Inc.